ecoSolutions Intl

295 East Main Street
Suite #1

541.552.9360 [office]
541.552.1090 [fax]

2299 Yan An Road, West
Shanghai Mart, Suite #3855
Shanghai, 200336 PRC
+86 21.6236.6100 [office]
+86 21.6236.6102 [fax]

360interchange.com • ecosolutionsco.com

June 16, 2008

VIA FAX (202) 772-9202

Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549-7010
Attention: H. Christopher Owings, Assistant Director

Re: ecoSolutions Intl
Form 10 filed on May 7, 2008
File No. 000-53225

Dear Mr. Owings:

By letter dated June 2, 2008, the staff (the "Staff") of the Securities and Exchange Commission ("SEC) provided this company, ecoSolutions Intl, with comments to our Form 10 Registration Statement filed with the SEC on May 7, 2008. The June 2, 2008 letter indicated that we had 10 business days within which to respond to the comments raised in the letter, or advise the Staff of when we intend to provide a response.

We are writing to advise you that we intend to respond to the comments raised in your June 2, 2008 letter no later than June 25, 2008. Additionally, we do not wish to withdraw the registration statement on Form 10 at this time. We understand that the registration statement will automatically become effective sixty days after filing, and at such time we will become subject to the reporting requirements of the Securities Exchange Act of 1934.

Sincerely,

Jane Emkes

Jane Emkes
Chief Financial Officer – ecoSolutions Intl

cc: Blair Petrillo